[Monumental Life Insurance Company Letterhead]

November 26, 2007

Mr. Craig Ruckman, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0506

Re:	Monumental Life Insurance Company

Separate Account VA CC (The Advisor’s Edge® Variable Annuity)

File Nos. 333-146323; 811-06564

Dear Mr. Ruckman:

Pursuant to our conversation on November 26, 2007, our Securities and Exchange Commission Regulatory Filing Team will discuss and address as appropriate the following comments you have brought to our attention.

GENERAL COMMENTS:

1.	Revise the prospectus supplement to disclose the Fee Table and Examples to show the effect of this rider.

2.	Please add this supplement into the main prospectus in the May post-effective filing.

3.	Move all of the examples located in the SAI supplement into the Prospectus supplement.

PROSPECTUS SUPPLEMENT

4.	The summary paragraph on page 6 of the Prospectus Supplement (“This supplement summarizes the Architect GLWB….); describe that all material rights and obligations of the rider are included in this prospectus supplement.

5.	Moving the SAI examples into the prospectus supplement will eliminate the need for the second half of the example located on page 1 of the prospectus supplement.

6.	Please define rider date and rider anniversary distinguishing between the date the rider is purchased and rider anniversary.

7.	On page 1, under the “Please note” bullets, disclose that withdrawals prior to age 59 are excess withdrawals.

8.	On page 1, under the second set of bullets, please clarify what is meant by “base policy death benefit”.

9.	On page 1, under the second set of bullets, please disclose all surrender charges are only applicable to the portion of the excess withdrawal that is greater than the annual withdrawal.

10.	On page 2, the first full paragraph, clarify that the effect of driving policy value to zero as a result of excess withdrawal and please compare this result with the result of policy value reaching zero because of non-excess withdrawal or poor performance.

11.

On page 2, under “Income Benefit Percentage” table, clarify how the contract owner may make the 1st withdrawal after age 95. Consider a note that 95 is the mandatory annuitization age and cross-reference to the Annuitization section on page 5.

12.	On page 2, under “Total Withdrawal Base”, clarify what Total Withdrawal Base would be if the rider is elected on the contract issue date.

13.	On page 3, under “Total Withdrawal Base Adjustments”, clarify whether adjustments made to the Total Withdrawal Base after the rider date occur when a purchase or withdrawal takes place or on the next rider anniversary. If the Total Withdrawal Base is adjusted at the time of purchase or withdrawal, will it affect the maximum annual withdrawal amount?

14.	On page 3, under “Total Withdrawal Base Adjustments”, please include examples on how Total Withdrawal Base Adjustments are calculated (ex: dollar-for-dollar and greater than dollar-for-dollar adjustment).

15.	On page 3, under “Please note”, clarify the meaning of this bullet point. Prior to rider date there is no Maximum Annual Withdrawal Amount so can’t decrease. If it means a declining policy value will result in a lesser Maximum Annual Withdrawal Amount upon a subsequent purchase of the rider, and then clearly state this.

16.	On page 3, under “Designated Investment Choices”, clarify whether insurer reserves the right to terminate a designated investment choice and if so, please disclose what happens in that event.

17.	On page 4, in the first full paragraph after the “Designated Investment Choices”, make the timing of termination be consistent with the description of termination in the bullets on page 6.

18.	On page 4, under “Upgrades”, disclose that an upgrade may lead to higher fees paid by the contract owner as a result of an increase in the benefit base. The disclosure already says the fees may be higher because we may increase the fees in the future.

19.	On page 4, under “Please note”, disclose the two methods for calculating maximum annual free amount for the remainder of the calendar year and the systematic payout. Include examples.

20.	On page 5, under “Architect GLWB Fee”, disclose whether the fees are the maximum or current fees. If they are the current fees, also list the maximum fees.

We trust that all of the information is in order. Please call me at (319) 355-8427 with any comments or questions.

Very truly yours,

Monumental Life Insurance Company

/s/ Sandy K. Dix
Sandy K. Dix
Manager, Registered Product and Distribution

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